UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

BUSINESS DEVELOPMENT CORPORATION
OF AMERICA II

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12325L106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons AR Capital, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power 0
	6	Shared voting power 22,222
	7	Sole dispositive power 0
	8	Shared dispositive power 22,222
9	Aggregate amount beneficially owned by each reporting person 22,222
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 100.0%(1)
12	Type of reporting person (see instructions) CO

(1) There were 22,222 shares of common stock, $0.001 par value per share (“Common Stock”), of Business Development Corporation of America II, a Maryland corporation (the “Issuer”), outstanding as of December 31, 2014

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1	Names of reporting persons Nicholas S. Schorsch
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power 0
	6	Shared voting power 22,222
	7	Sole dispositive power 0
	8	Shared dispositive power 22,222
9	Aggregate amount beneficially owned by each reporting person 22,222
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 100.0%(1)
12	Type of reporting person (see instructions) IN

(1) There were 22,222 shares of common stock, $0.001 par value per share (“Common Stock”), of Business Development Corporation of America II, a Maryland corporation (the “Issuer”), outstanding as of December 31, 2014

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1	Names of reporting persons William M. Kahane
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power 0
	6	Shared voting power 22,222
	7	Sole dispositive power 0
	8	Shared dispositive power 22,222
9	Aggregate amount beneficially owned by each reporting person 22,222
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 100.0%(1)
12	Type of reporting person (see instructions) IN

(1)	There were 22,222 shares of common stock, $0.001 par value per share (“Common Stock”), of Business Development Corporation of America II, a Maryland corporation (the “Issuer”), outstanding as of December 31, 2014.

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Item 1.

(a)	Name of Issuer:
Business Development Corporation of America II (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices:
405 Park Avenue, 14th Floor New York, New York 10022

Item 2.

(a)	Name of Person Filing:
This statement is filed by AR Capital, LLC (“AR Capital”), Nicholas S. Schorsch and William M. Kahane (together, the "Reporting Persons").
(b)	Address of Principal Business Office or, if None, Residence:
The principal business address of the Reporting Persons is 405 Park Avenue, 14th Floor, New York, New York 10022.
(c)	Citizenship:
AR Capital, LLC – Delaware Nicholas S. Schorsch – United States of America William M. Kahane – United States of America
(d)	Title of Class of Securities:
Common stock, $0.001 par value per share
(e)	CUSIP Number:
12325L106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 22,222
(b)	Percent of class: 100.0%(2)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 22,222
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 22,222

(2)	There were 22,222 shares of Common Stock of the Issuer outstanding as of December 31, 2014.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

AR Capital, the Issuer’s sponsor, is controlled by Nicholas S. Schorsch and William M. Kahane. AR Capital may be deemed to be the beneficial owner of the Issuer’s 22,222 shares (representing 100% of the Issuer’s outstanding shares as of December 31, 2014) because of its ability to direct the vote and dispose of these shares.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

AR CAPITAL, LLC

/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Its: Manager

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch

/s/ William M. Kahane
William M. Kahane

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